STATE TREASURY OF THE REPUBLIC OF POLAND

March 30, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS
The State Treasury of the Republic of Poland (CIK No. 0000079312)
Registration Statement under Schedule B (File No. 333-292814)

Ladies and Gentlemen:

On behalf of the State Treasury of the Republic of Poland (the “Republic”), I respectfully request acceleration of the effective date of the Republic’s Registration Statement under Schedule B (File No. 333-292814) to 9:00 A.M. Eastern Time, on April 1, 2026 or as soon thereafter as practicable.

Many thanks for your assistance.

Yours faithfully,

Acting on behalf of the Minister of Finance and Economy

/s/ JURAND DROP

Name: JURAND DROP
Title: UNDERSECRETARY OF STATE